Exhibit 2.1

THIRD AMENDMENT TO

SHARE EXCHANGE AGREEMENT

This THIRD AMENDMENT TO SHARE EXCHANGE AGREEMENT (the “Third Amendment”), dated as of May 6, 2020, by and among Diginex Ltd., a Hong Kong company (the “Company”), the stockholders of the Company (each, a “Stockholder” and collectively the “Stockholders”), Pelham Limited, a Hong Kong company, as the representative of the Stockholders (the “Stockholders’ Representative”), Diginex Limited, a Singapore public company limited by shares (“Singapore NewCo”) (f/k/a Digital Innovative Limited), DIGITAL INNOVATIVE LIMITED, a British Virgin Islands business company (“BVI NewCo”), and 8i Enterprises Acquisition Corp, a British Virgin Islands business company (the “Purchaser”, and collectively the “Parties”).

W I T N E S S E T H :

A.	The Company, the Stockholders, the Stockholders’ Representative and the Purchaser entered into that certain Share Exchange Agreement, dated as of July 9, 2019 (as amended by the Amendment and Joinder and Second Amendment (each defined below), the “Share Exchange Agreement”).

B.	The Company, the Stockholders, the Stockholders’ Representative, Singapore NewCo, BVI NewCo, and the Purchaser entered into that certain Amendment and Joinder to the Share Exchange Agreement, dated October 8, 2019 (the “Amendment and Joinder”).

C.	The Company, the Stockholders, the Stockholders’ Representative, Singapore NewCo, BVI NewCo, and the Purchaser entered into that certain Second Amendment to the Share Exchange Agreement, dated January 28, 2020 (the “Second Amendment”).

D.	The Parties desire to make certain additional amendments to the Share Exchange Agreement as set forth in this Third Amendment.

The Parties accordingly agree as follows:

1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Share Exchange Agreement.

2. Amendments.

a. Amendment to Definitions. The following definition contained in Article I of the Share Exchange Agreement is hereby deleted in its entirety and the following is inserted in its place:

1.20 “Closing Payment Shares” means stock certificates representing, in the aggregate, 25,000,000 shares of Singapore NewCo Ordinary Shares issuable to the Stockholders and in such amounts set forth opposite each Stockholder’s name of Exhibit A.

b. New Definitions. ARTICLE I of the Share Exchange Agreement is hereby amended by adding the following definitions as new sections:

1.126 “8i Notes” has the meaning set forth in Section 6.16.

1.127 “Sponsor Loan Conversion” has the meaning set forth in Section 6.16.

1.128 “Subsequent Company Private Placement” means the issuance of new ordinary shares in the Company to be completed no later than the Closing Date, which issuance shall be separate from and in addition to the Company Private Placement.

1.129 “Chardan” has the meaning set forth in Section 6.17.

1.130 “Prospective Investor” has the meaning set forth in Section 7.3.

1.131 “Purchaser Private Units” means a unit of the Purchaser comprised of (a) one Purchaser Ordinary Share, (b) one Purchaser Private Warrant, and (c) one Purchaser Right.

c. Stock Option Conversion. Section 2.2 of the Share Exchange Agreement is hereby amended so that each reference to “4,200,000” therein shall be replaced with “5,600,000”.

d. Consideration. The last sentence of Section 3.1(a) of the Share Exchange Agreement is hereby deleted in its entirety and the following is inserted in its place:

Exhibit A shall be updated between the date hereof and the Closing to (x) reflect permitted transfers of Company Common Stock between the date hereof and the Closing and the issuance of new ordinary shares in the Company pursuant to the Company Private Placement and the Subsequent Company Private Placement and (y) reflect the number of Closing Payment Shares as set forth in Section 1.20.

e. Earnout Payment. Section 3.2(a) of the Share Exchange Agreement is hereby deleted in its entirety and the following is inserted in its place:

“(a) In the event the closing price of the Singapore NewCo Ordinary Shares on Nasdaq (or other applicable securities exchange) is equal to or greater than the stock prices set forth below during any five trading days out of any 30 trading day period from and after the Closing until the applicable milestone date set forth below, the Stockholders shall be entitled to receive, and Singapore NewCo shall immediately cause to be delivered, as additional consideration for the Share Exchange (and without the need for additional consideration from the Stockholders), the aggregate number of additional Singapore NewCo Ordinary Shares set forth in the table below on a pro-rata basis based on their ownership percentages in the Company as set forth on Exhibit A, which shares shall be fully paid and free and clear of all Liens other than applicable securities Law restrictions:

Milestone Date	Stock Price	Additional Singapore NewCo Ordinary Shares
1-year anniversary of the Closing Date	$15.00	3,000,000
2-year anniversary of the Closing Date	$20.00	3,000,000
3-year anniversary of the Closing Date	$25.00	3,000,000
4-year anniversary of the Closing Date	$30.00	3,000,000

All share and per share amounts in the table above shall be proportionally adjusted for share splits, dividends, and similar events.”

f. Capitalization. The last sentence of Section 4.5 of the Share Exchange Agreement is hereby amended to insert “, the Subsequent Company Private Placement” immediately following the reference to “Company Private Placement”.

g. Covenants of the Parties Prior to Closing.

i. Section 6.1(a)(iv) of the Share Exchange Agreement is hereby deleted in its entirety and the following is inserted in its place:

“make any capital expenditures, other than from funds received in the Subsequent Company Private Placement, in excess of (A) $1,000,000 per month in the aggregate, solely related to the Exchange and Custody platform as set forth in the Company’s financial projections provided to Purchaser (the “Company Platform”), and (B) $500,000 (individually or in the aggregate) outside of the Company Platform;”

ii. Section 6.1(a)(xvii) of the Share Exchange Agreement is hereby amended to insert “or the Subsequent Company Private Placement” immediately following the reference to “Company Private Placement”.

iii. Article VI of the Share Exchange Agreement is hereby amended by adding the following as a new Section 6.16 through Section 6.20:

“6.16 Promissory Note Conversion. The Purchaser shall convert all amounts outstanding under those certain promissory notes issued by the Purchaser from time to time (collectively, the “8i Notes”) in favor of 8i Enterprises Pte. Ltd. into Purchaser Private Units pursuant to the terms of the respective 8i Note, with such conversion to be effective as of the Closing (the “Sponsor Loan Conversion”).

6.17 Conversion of Deferred Underwriting Compensation. The Purchaser shall use its commercially reasonable efforts to cause Chardan Capital, LLC (“Chardan”) to agree to convert, effective as of the Closing Date, deferred underwriting compensation in the amount of $1,725,000 owed to Chardan and any additional fees to be paid by the Purchaser to Chardan upon the consummation of the Closing pursuant to that certain SPAC Financial and M&A Advisory Letter Agreement between the Purchaser and Chardan, dated April 8, 2019, into Singapore NewCo Ordinary Shares at $10.00 per share, which shares shall be subject to a Lock-Up Agreement restricting any transfer thereof for a period of no less than six months after the Closing.

6.18 Transfer Restrictions on Service Provider Shares. The Company shall use its commercially reasonable efforts to cause the Person listed in the third row of the table on Schedule 6.11 to enter into a Lock Up Agreement with respect to the Singapore NewCo Ordinary Shares that such Person shall receive pursuant to Section 6.11 restricting any transfer thereof for a period of no less than six months after the Closing.

6.19 Equity Raise Condition. Each of the Purchaser and the Company shall use best efforts to assist the other party in its efforts to fulfill such other party’s obligations set forth in Section 8.6 and Section 8.7; provided, however, that any failure to comply with Section 6.19, Section 8.6 or Section 8.7 shall not constitute a breach of this Agreement for the purposes of Section 9.2(a), Section 9.3(a), ARTICLE X or ARTICLE XII. If either the Company or the Purchaser, or both of them, are unable to fulfill their respective covenants under Section 8.6, Section 8.7 or Section 8.8 or satisfy the conditions set forth in Section 9.1(d) or Section 9.1(j), then the Company and the Purchaser shall negotiate in good faith with respect to the subject matter set forth in such sections. If the Company and the Purchaser are unable to reach a mutually agreeable resolution despite such negotiations with respect to the subject matter set forth in Section 8.6, Section 8.7, Section 8.8, Section 9.1(d) or Section 9.1(j), then such failure shall not be a material breach of this Agreement for the purposes of Section 12.1(b) on the part of the party terminating this Agreement.”

h. Covenants of the Company. Article VII of the Share Exchange Agreement is hereby amended by adding the following as a new Section 7.3 and Section 7.4:

“7.3 Non-Circumvention. The Purchaser and its Affiliates have professional relationships with certain parties that may be potential investors for the Company and/or the Company’s Affiliates which the Purchaser or its Affiliates actually introduce to the Company and/or the Company’s Affiliates during the period commencing from April 27, 2020 and ending on the earlier of (a) the Closing and (b) the termination of this Agreement, and who have not previously (i) had any direct or indirect business or investment relationship with the Company or the Company’s Affiliates or (ii) engaged in any discussions with or contacted or been contacted by, directly or indirectly, or through any other Person (including, its directors, officers and agents), the Company or the Company’s Affiliates, advisors or representatives regarding a potential business or investment relationship (each a “Prospective Investor”). Without the Purchaser’s prior written consent (which consent shall not be unreasonably withheld or delayed), the Company and the Company’s Affiliates agree that other than through or with the participation of the Purchaser or the Purchaser’s Affiliates, they shall not, directly or indirectly, or through any other person (including, its directors, officers and agents), engage with or contact for the purpose of making an investment into the Company or a Company Affiliate any Prospective Investor commencing on April 27, 2020 until the Closing of the transactions contemplated hereunder or, in the event this Agreement is terminated pursuant to Article XII hereunder, for a period of twelve (12) months after such termination.

7.4 Subsequent Company Private Placement. Without the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed, the Company shall not use any proceeds of the Subsequent Company Private Placement for any purpose other than the Company’s operating expenses and capital expenditures; provided, however, that this Section 7.4 shall not apply to any amounts raised in the Subsequent Company Private Placement in excess of $15,000,000.”

i. Covenants of all Parties to the Agreement. Article VIII of the Share Exchange Agreement is hereby amended by adding the following as new Section 8.5 through Section 8.8:

“8.5 Transfer Restrictions on Service Provider Shares. The Purchaser shall use its commercially reasonable efforts to cause the Person listed in the second row of the table on Schedule 6.11 to enter into a Lock Up Agreement with respect to the Singapore NewCo Ordinary Shares that such Person shall receive pursuant to Section 6.11 restricting any transfer thereof for a period of no less than six months after the Closing.

8.6 Trust Account Balance. The Purchaser shall use its commercially reasonable efforts to cause the balance of the Trust Account (after giving effect to the Purchaser Stock Redemptions, but prior to taking into account its liabilities for any fees and costs relating to the transactions contemplated by this Agreement) to be an amount greater than or equal to $15,000,000.

8.7 Subsequent Company Private Placement. During the period commencing on April 24, 2020, and ending on the Closing Date, the Company shall use its commercially reasonable efforts to raise at least $15,000,000 through the Subsequent Company Private Placement.

8.8 Compliance with NASDAQ Requirements. The Purchaser and the Company shall use their respective commercially reasonable efforts to cause (a) the market value of the unrestricted publicly held Purchaser Ordinary Shares (as calculated under NASDAQ rules) that are outstanding as of immediately prior to the Closing (after giving effect to the Purchaser Stock Redemptions) and (b) the combined stockholders equity of the Company and the Purchaser (after giving effect to the Purchaser Stock Redemptions and the Share Exchange and the transactions contemplated thereby) to satisfy NASDAQ listing requirements.”

j. Conditions to the Obligations of the Parties.

i. Section 9.1(d) of the Share Exchange Agreement is hereby deleted in its entirety and the following is inserted in its place:

“(d) After giving effect to the Purchaser Stock Redemptions, the balance of the Trust Account (prior to taking into account the Purchaser’s liabilities for any fees and costs relating to the transactions contemplated by this Agreement) shall be an amount greater than or equal to $15,000,000.”

ii. Section 9.1 of the Share Exchange Agreement is hereby amended by adding the following as new subsection (j):

“(j) During the period commencing on April 24, 2020, and ending on the Closing Date, the Company shall have raised at least $15,000,000 through the Subsequent Company Private Placement.”

k. Conditions to Obligations of the Purchaser. The first sentence of Section 9.2(g) of the Share Exchange Agreement is hereby deleted in its entirety and the following is inserted in its place:

“The Purchaser shall have received executed copies of lock-up agreements (the “Lock-Up Agreements”) in a form and substance reasonably acceptable to the parties hereto signed by each of the Stockholders, which Lock-Up Agreements shall, at the Company’s sole discretion, not place any restrictions on up to 5,000,000 Singapore NewCo Ordinary Shares issued in the Subsequent Company Private Placement. The Lock-Up Agreements shall contain transfer restrictions and exceptions substantially similar to those contained in the Stock Escrow Agreement, dated as of March 27, 2019, by and among the Purchaser, the initial shareholders of the Purchaser listed on Exhibit A attached thereto and VStock Transfer, LLC, except that transfers shall also be permitted to strategic investors approved by Singapore NewCo’s board of directors.”

l. Conditions to Obligations of the Company. Section 9.3 of the Share Exchange Agreement is hereby amended by adding the following as a new subsection (h):

“(h) The Purchaser shall deliver to the Company evidence of Sponsor Loan Conversion.”

m. Termination without Default. Section 12.1(b) of the Share Exchange Agreement is hereby amended so that the “Outside Closing Date” shall be June 23, 2020.

n. Termination without Default. Section 12.1(e) of the Share Exchange Agreement is hereby deleted in its entirety and the following is inserted in its place:

“(e) The Company shall have the right, at its sole option, to terminate this Agreement by written notice to the Purchaser, if (i) the market value of unrestricted publicly held Purchaser Ordinary Shares (as calculated under NASDAQ listing rules) outstanding as of immediately prior to the Closing (after giving effect to the Purchaser Stock Redemptions) is less than $15,000,000, (ii) the combined stockholders equity of the Company and the Purchaser (after giving effect to the Purchaser Stock Redemptions and the Share Exchange and the transactions contemplated thereby) is less than $4,000,000, or (iii) the Purchaser, after giving effect to the Purchaser Stock Redemptions, the Share Exchange and the transactions contemplated hereby, fails to comply with the net tangible assets requirements set forth in the Purchaser Memorandum and Articles of Association.”

o. Expenses. Section 13.5 of the Share Exchange Agreement is hereby deleted in its entirety and the following is inserted in its place:

“13.5 Expenses. The costs and expenses of the Purchaser, Singapore NewCo, BVI NewCo and the Company (including the Hong Kong stamping fee) in connection with this Agreement and the transactions contemplated hereby shall be paid by Singapore NewCo after the Closing. If the Closing does not take place and such failure to close is not the result of a default or breach by any party hereto, each party shall be solely responsible for its own costs and expenses, except that (a) the Purchaser shall pay the Company’s professional fees and expenses of UHY LLP and Albeck Financial Services (and their respective Affiliates) that were incurred in connection with the completion of the Company’s audit of its financial statements for the periods ended March 31, 2019 and 2018 and review of its financial statements for the period ended June 30, 2019, other than any professional fees and expenses incurred by the Company in connection with the aforementioned audit in accordance with IFRS that are in excess of what the cost of such audit would have been if conducted in accordance with U.S. GAAP, and (b) the Company shall pay Singapore NewCo’s and BVI NewCo’s reasonable fees and expenses. The Purchaser has no further obligations to pay for any additional fees and expenses incurred by the Company in connection with the preparation of any of its other financial statements. If the failure of the Closing to occur is the result of a breach by the Company under Section 12.2(a), the Company shall reimburse the Purchaser for all of the Purchaser’s professional fees, disbursements and other costs and expenses incurred in connection with this Agreement. If the failure of the Closing to occur is the result of a breach by the Purchaser under Section 12.2(b), the Purchaser shall reimburse the Company for all of the Company’s professional fees, disbursements and other costs and expenses incurred in connection with this Agreement, which shall include such fees of Singapore NewCo and BVI NewCo.”

p. Schedules.

i. Schedule 4.13(c) to the Share Exchange Agreement is hereby amended to insert “and the Subsequent Company Private Placement” at the end of the description in Item (c).

ii. Schedule 4.28 to the Share Exchange Agreement is hereby amended to incorporate by reference the Singapore NewCo Ordinary Shares issuable pursuant to Section 4 of this Third Amendment.

3. Limited Waiver. The Purchaser acknowledges and agrees that, prior to the Closing Date, Pelham Limited (in its capacity as a Stockholder, “Pelham”), or a successor to Pelham’s shares in the Company, provided that such successor is controlled by Miles Pelham or in a substantially similar manner as Pelham (the “Grantor”) desires to enter into one or more call option agreements whereby the Grantor will grant certain persons a call option on shares of the Company Common Stock held by the Grantor (each, an “Option Grant”), consistent with past practice. In connection therewith, the Purchaser hereby waives any claims that an Option Grant, the issuance of the related call options pursuant to such Option Grant or the transfer of any shares of Company Common Stock pursuant to an Option Grant constitutes a breach of the representations, warranties and covenants set forth in the Share Exchange Agreement (as further amended by this Third Amendment). The Company shall cause Pelham to require that each person acquiring an Option Grant will agree to comply with the terms of the Share Exchange Agreement (as further amended by this Third Amendment) in the event that such person acquires Company Common Stock as a result of the exercise of the call option granted to such person in the Option Grant prior to the Closing.

4. Third Party Service Providers. The Purchaser may engage third party advisors or consultants (a) to assist it with its efforts to satisfy the covenant in Section 8.6 of the Share Exchange Agreement and the condition set forth in Section 9.1(d) of the Share Exchange Agreement or (b) to provide market making services to the Company after the Closing. Schedule 4.28 to the Agreement shall be updated to include the issuance of up to an aggregate of 1,000,000 Singapore NewCo Ordinary Shares as compensation (in lieu of cash) for services to be provided by such third party advisors or consultants.

5. No Other Amendments. Except for the amendments expressly set forth in this Third Amendment, the Share Exchange Agreement shall remain unchanged and in full force and effect.

6. Entire Agreement. The Share Exchange Agreement (as amended by this Third Amendment), together with the Additional Agreements, sets forth the entire agreement of the Parties with respect to the subject matter hereof and thereof, and there are no restrictions, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof or thereof, other than those expressly set forth in the Share Exchange Agreement (as amended by this Third Amendment) or the Additional Agreements. The Share Exchange Agreement (as amended by this Third Amendment) supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein; provided, however, that the Parties acknowledge that the Section entitled “No Trading” in that certain Summary of Non-Binding Terms between the Company and Singapore NewCo (as amended) shall remain in full force and effect.

7. Governing Law. This Third Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

8. Severability. A determination by a court or other legal authority of competent jurisdiction that any provision of this Third Amendment is legally invalid shall not affect the validity or enforceability of any other provision hereof. The Parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

9. Counterparts; Facsimile Signatures. This Third Amendment may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Third Amendment shall become effective upon delivery to each Party an executed counterpart or the earlier delivery to each Party an original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

10. Captions. Captions are not a part of this Third Amendment, but are included for convenience, only.

11. Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Third Amendment.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Third Amendment to be duly executed as of the day and year first above written.

Purchaser:

8i Enterprises Acquisition Corp

By:	/s/ James Tan
Name:	James Tan
Title:	CEO

Company:

Diginex Ltd.

By:	/s/ Miles Pelham
Name:	Miles Pelham
Title:	Chairman

Stockholders’ Representative:

Pelham Limited

By:	/s/ Miles Pelham
Name:	Miles Pelham

Stockholders:

/s/ Miles Pelham
Name:	Miles Pelham

Singapore NewCo:

Diginex Limited

By:	/s/ Paul Ewing
Name:	Paul Ewing
Title:	Director

BVI NewCo:

DIGITAL INNOVATIVE LIMITED

By:	/s/ Miles Pelham
Name:	Miles Pelham
Title:	Director

[Signature page to Third Amendment to Share Exchange Agreement]